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                             ILLINOIS POWER COMPANY

Dear Preferred Shareholder:

    Enclosed is important information relating to the following two matters:

        (1) an offer by Illinova Corporation to purchase any and all of the outstanding shares of all series of preferred stock of Illinois Power Company, or IPC; and

        (2) a companion proposal to amend IPC's articles of incorporation to eliminate a provision that restricts IPC's ability to issue or assume unsecured debt.

    Please give your prompt attention to the enclosed materials. These materials contain important information. You are urged to read the materials in their entirety.

    Illinova is offering to purchase all of the outstanding shares of the series of IPC's preferred stock listed on the front cover page of the enclosed Offer to Purchase and Consent Statement. Although Illinova has determined that the offer is fair to holders of each series of preferred stock, neither Illinova, IPC, their respective boards of directors, nor any of their respective officers makes any recommendation to you as to whether to tender your shares. You must make your own decision as to whether to tender shares and, if so, how many shares to tender.

    IPC believes that adoption of the proposed amendment is important to its financial flexibility and will enable it to obtain financing on more advantageous terms than would otherwise be the case. As competition intensifies in the utility industry, financial flexibility and financial cost structure are increasingly important to IPC's success. IPC's board of directors believes the proposed amendment is in IPC's best interests but has not made any separate determination that the proposed amendment is in your best interest.

    You must grant your consent to the proposed amendment to tender shares. Illinova's offer is conditioned upon, among other things, the approval of the proposed amendment by the holders of at least two-thirds of the shares of the preferred stock.

    You can also grant your consent to the proposed amendment without tendering your shares. If you validly consent to the proposed amendment with respect to shares which are not tendered in the tender offer, IPC will make a special cash
payment to you of $            for each such share, provided that the proposed
amendment is approved by the preferred shareholders. If you tender your shares and Illinova accepts your shares for payment, you will receive the applicable purchase price per share but will not be entitled to the special cash payment. Instructions for tendering your shares and information pertaining to the special cash payment are included in the enclosed material.

    The record date for determining preferred shareholders entitled to grant a
consent with respect to the consent solicitation is             , 2001. Your
consent to the proposed amendment is important, regardless of the number of shares you own. To receive the special cash payment or to tender your shares for purchase, you must return your consent, which is included in the accompanying letter of transmittal and consent, and the certificates for any shares being
tendered, by             , 2001, unless extended.

    IPC's board of directors requests that you grant your consent to the proposed amendment.

    If you have any questions regarding the consent solicitation or Illinova's offer to purchase shares, please call Merrill Lynch & Co., the dealer manager/solicitation agent, at (800) 432-9558, Mellon Investor Services LLC, the depositary/information agent, at (800) 982-7650, or your broker, dealer, commercial bank or trust company.

    Thank you for your continued interest in IPC.

                                          Sincerely,
                                          [Name]
                                          [Title]